SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                       Transact Technologies Incorporated
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                                (Name of Issuer)

                           Common Stock, $.01 par value
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                         (Title of Class of Securities)

                                   892918-10-3
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                                 (CUSIP Number)

                                 Mr. Niles Moser
                              210 Stokes Farm Road
                        Franklin Lakes, New Jersey 07417
                            Telephone: (201) 847-1832
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)
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                                February 27, 2001
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             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_| .

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 7 Pages)

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      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 892918-10-3           SCHEDULE 13D                   Page 2 of 7 Pages
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1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            POS Partners LLC
            I.R.S. Identification No. 06-1610270
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
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3     SEC USE ONLY

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4     SOURCE OF FUNDS

            AF
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

            New Jersey
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                  7     SOLE VOTING POWER

                        300,000*
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            0
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               300,000*
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        0
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      300,000*
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                         |_|

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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.4%
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14    TYPE OF REPORTING PERSON

      OO
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*     The Reporting Person is a limited liability company whose sole member is
Mr. Niles Moser. On March 5, 2001, Mr. Moser transferred to the Reporting Person record ownership of all 300,000 shares of common stock owned of record by Mr. Moser after Mr. Moser's acquisition of an aggregate of 23,600 shares on February 26, 27 and 28, 2001.

CUSIP NO. 892918-10-3           SCHEDULE 13D                   Page 3 of 7 Pages
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1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Niles Moser
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
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3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

            PF
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

            USA
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                  7     SOLE VOTING POWER

                        0
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            420,000*
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        420,000*
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      420,000*
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                         |_|

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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      7.5%
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14    TYPE OF REPORTING PERSON

      IN
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*     Beneficial ownership of 300,000 shares of common stock reported hereunder is being reported solely due to the fact that the Reporting Person is the sole member of POS Partners LLC, a New Jersey limited liability company ("POS"). On March 5, 2001, the Reporting Person transferred to POS record ownership all 300,000 shares owned of record by him after the Reporting Person's acquisition of an aggregate of 23,600 shares on February 26, 27 and 28, 2001. Beneficial ownership of an additional 120,000 shares of common stock reported hereunder is being reported solely due to the fact that the Reporting Person is a partner in Mogen Investment, a New Jersey general partnership (the "Partnership"). The Reporting Person expressly disclaims beneficial ownership of any shares beneficially owned by the Partnership. See Items 5 and 6 hereof.

ITEM 1.     SECURITY AND ISSUER

            This Schedule 13D relates to the beneficial ownership of the common stock, $.01 par value per share (the "Common Stock"), of Transact Technologies, Incorporated, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 7 Laser Lane, Wallingford, Connecticut, 06492.

ITEM 2.     IDENTITY AND BACKGROUND

            This Schedule 13D is filed on behalf of POS Partners LLC, a newly-formed New Jersey limited liability company ("POS"), and Mr. Niles Moser. Mr. Moser is the sole member of POS and a U.S. citizen. POS and Mr. Moser are together referred to as the "Reporting Persons."

            The business address of the Reporting Persons is 210 Stokes Farm Road, Franklin Lakes, New Jersey 07417. The principal business of the Reporting Persons is investing.

            Neither of the Reporting Persons has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

            Mr. Moser used personal funds to acquire all 300,000 shares of Common Stock previously owned of record by him. On March 5, 2001, Mr. Moser transferred to POS record ownership of all such shares in connection with the formation of POS. Mr. Moser presently intends to conduct any future investment activities in the Issuer's Common Stock, including any purchases or sales of Common Stock, through POS. The Reporting Parties presently intend that POS will use working capital or capital contributions to acquire any additional shares of Common Stock. Such intentions may change depending upon market conditions or other circumstances.

ITEM 4.     PURPOSE OF TRANSACTION

            The Reporting Persons intend to hold all shares of Common Stock that they may be deemed to beneficially own for investment. The Reporting Persons may, in the future, acquire or dispose of additional shares of Common Stock, but they do not presently intend to do so. This intention may change depending upon market conditions or other circumstances.

            Neither of the Reporting Persons has any present plans or proposals that relate to or would result in transactions of the kind described in paragraphs (a) through (j) of Item 4 of Rule 13D-101 under the Securities Exchange Act of 1934, as amended. In the future, however, each of the Reporting Persons reserves the right to adopt such plans or proposals, subject to applicable regulatory requirements, if any.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

            (a) (i) As of the date of this Schedule, each of the Reporting Persons may be deemed to beneficially own the number of shares of Common Stock of the Issuer described below:

                  1. POS may be deemed to be the beneficial owner of 300,000 shares of Common Stock, of which POS is the record owner. By virtue thereof, POS may be deemed to beneficially own 5.4% of Issuer's Common Stock.

                  2. Mr. Moser may be deemed to be the beneficial owner of 420,000 shares of Common Stock. Beneficial ownership of 300,000 shares of Common Stock is being reported solely due to the fact that Mr. Moser, who transferred his record ownership in such shares on March 5, 2001, is the sole member in POS. Beneficial ownership of an additional 120,000 shares of common stock reported hereunder is being reported solely due to the fact that Mr. Moser is a partner in Mogen Investment, a New Jersey general partnership (the "Partnership"). Mr. Moser expressly disclaims beneficial ownership of all shares beneficially owned by the Partnership. See Item 6 hereof. By virtue thereof, Mr. Moser may be deemed to beneficially own 7.5% of Issuer's Common Stock.

            The above percentages are computed based on the number of outstanding shares of Common Stock reported by the Issuer in its Report on Form 10-Q for the quarterly period ended on September 23, 2000, and assumes no exercise of warrants or options or conversion of any convertible security by any person other than the Reporting Persons.

            Each of the Reporting Persons disclaims the existence of a "group" between or among either of them and the Partnership and between or among either of them and any or all of the other partners in the Partnership, in each case within the meaning of Section 13(d)(3) of the Exchange Act.

            (b) (i) POS may be deemed to have sole voting and dispositive power with respect to the 300,000 shares of Common Stock it may be deemed to beneficially own.

                (ii) By reason of Mr. Moser's status as sole member of POS, Mr. Moser may be deemed to have sole voting and dispositive power with respect to the 300,000 shares of Common Stock POS may be deemed to beneficially own. By reason of Mr. Moser's status as a general partner in the Partnership, Mr. Moser may be deemed to share the power to vote and dispose of the 120,000 shares of Common Stock beneficially owned by the Partnership. See Item 6 hereof.

            (c) Mr. Moser acquired (i) 13,800 shares of Common Stock on February 26, 2001 for a price per share of $5.05, (ii) 7,200 shares of Common Stock on February 27, 2001 for a price per share of $4.93, and (iii) 2,600 shares of Common Stock on February 28, 2001 for a price per share of $5.05. On March 5, 2001, Mr. Moser transferred record ownership to POS of all 300,000 shares of Common Stock owned of record by him.

            (d) Not applicable.

            (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO SECURITIES OF THE ISSUER

      A letter dated January 1, 1997 from Mr. Moser to the Partnership provides, in summary, among other things, that the Partnership shall "independently make its decisions with respect to" the Issuer's Common Stock, and that Mr. Moser "will not be involved in any decision to buy, to sell, or how to vote" shares of the Issuer's Common Stock held by the Partnership.

            Such summary is qualified in entirety by reference to the full text of such letter, which is attached as an Exhibit to this Schedule 13D, and which is incorporated into this Item in entirety by this reference.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

            Exhibit A. Letter dated January 1, 1997 from Niles Moser to Mogen Investment.

Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 8, 2001

                                    /s/ Niles Moser
                                    ---------------------------
                                        NILES MOSER

                                    POS PARTNERS LLC


                                    By:/s/ Niles Moser
                                       ------------------------
                                           Niles Moser, Member

                                                                       EXHIBIT A
                                                                       ---------

                                   Niles Moser
                              210 Stokes Farm Road
                            Franklin Lakes, NJ 07417

January 1, 1997
Mogen Investment
100 Fisher Road
Mahwah, New Jersey 07420

Dear Sirs:

      This is to confirm that my interests in Transact Technologies, Inc. are separate and distinct from any interest that Mogen Investment may wish to acquire in that stock. As a general partner in Mogen Investment there is potential for overlap of my interests and those of the other partners.

      We have agreed, Mogen Investment shall independently make its decisions with respect to this stock. In doing so, I will not be involved in any decision to buy, to sell, or how to vote interests at shareholder and/or other meetings. Similarly, I shall independently make my decisions with respect to this stock. In doing so, Mogen Investments will not be involved in any decision to buy, to sell, or how to vote my interests in shareholder and/or other meetings.

      Please keep this letter on file with the Mogen Investment stock records.

Very truly yours,

/s/ Niles Moser

Niles Moser